January 27, 2020

Thomas A. Hagan
President and Chief Executive Officer
Regulus Therapeutics Inc.
10628 Science Center Drive, Suite 225
San Diego, California 92121

       Re: Regulus Therapeutics Inc.
           Registration Statement on Form S-3
           Filed January 23, 2020
           File No. 333-236026

Dear Mr. Hagan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Thomas A. Coll, Esq.